F-Secure

04036176

F-SECURE®

82-5035

August 3, 2004

RE: Rule 12g3-2(b) submission by F-Secure Corporation (formerly, Data Fellows Corp.)

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
AUG 1 0 2004
WASH, D.C. 185 SECTION

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to F-Secure Corporation (formerly Data Fellows Corp.). I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a recent press release published by F-Secure.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

PROCESSED
AUG 1 1 2004
THOMSON FINANCIAL

Jaana Sirkiä
Corporate communicator

PP. Henrietta Malmari

dlw 8/11

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.f-secure.com

F-SECURE®

FOR RELEASE August 3, 2004

F-SECURE GROUP'S FINANCIAL RESULTS JANUARY 1 - JUNE 30, 2004

Continuously strengthening position in anti-virus and intrusion prevention with 56% annual revenue growth, total revenues increased 23%

Q2 Highlights (unless otherwise stated comparisons made to the same period one year ago):

- -Total revenues increased by 29% to 11.7m
- -Anti-virus and intrusion prevention (content security) revenues increased by 62 % to a record level of 9.8m
- -Corporate business increased by 33 % to 6.9m -Service provider business increased by 162 % to 1.9m
- -Consumer business revenues roughly 1.0m, increased 30% from Q1 (non relevant comparison data from 2Q03)
- -Encryption business declined by 38% to 1.8m, increased 19% from Q1
- -EBIT 1.7m positive (0.4m negative), 14% of revenues
- -Deferred revenues 16.5m (16.2m in 1Q04, 12.8m a year ago)
- -Cash flow 1.9m positive

Business at the Group Level

For the second quarter of 2004, F-Secure reported revenues of 11.7 million euros. This represents an increase of 29% from the previous year. The operating result was 1.7 million euros positive, 14% of revenues (0.8m positive in 1Q04 and 0.4m negative in 2Q03). Cash flow was 1.9m positive.

For the first six months of 2004, revenues were 22.2m euros, representing an annual increase of 23%. The operating result was 2.5m euros, 11% of revenues (0.6m negative a year ago). Cash flow was 5.6m positive.

The Group's deferred revenues increased by 0.3 million to 16.5m in the balance sheet (1Q04 16.2m, 2Q03 12.8m). Growth of deferred revenues reflects the strong growth of content security sales.

The geographical breakdown of revenues during 1H04 was as follows (compared to the first six months of 2003): Nordic Countries 34% (35%), Rest of Europe 45% (28%), North America 12% (26%), and Rest of the World 9% (11%). The growth in Rest of Europe reflects the company strategy of seeking significant market share increase in key European markets, Germany, France, UK and Italy.

Anti-virus and intrusion prevention represented 85% (67%) of the revenues, while encryption represented 14% (31%), and other products 1% (2%).

Anti-virus and intrusion prevention revenues grew by 56% in the first six months and 62% in the second quarter compared to 2003. Sequential growth in Q2 was 10% from the previous quarter. New license sales continued to grow strongly in the corporate segment and especially strongly in the consumer segment. Security as a Service offering through operators continued its steady and strong growth.

During the first half of 2004, the Group continued to prioritize anti-virus and intrusion prevention as the Group's primary business area. The encryption business has now been positioned as a secondary focus area, adding value especially in the enterprise customer segment and in channel sales. The encryption business declined by 38% in the second quarter and by 45% in the first six months compared to respective 2003 figures (declined by 3% from 2Q03 when excluding royalties from SSH Communications Corporation received until September 2003 and declined by 22% from 1H03).

Total fixed expenses were 9.2m in Q2 (9.1m in 1Q04 and 8.6m in 2Q03). The Group's gross margins were at 92% of revenues (92% in 1Q04 and 88% in 2Q03).

The Group has maintained a strong focus on improving its customer advocacy processes and systematically following customer satisfaction. Customer satisfaction stayed at traditional good levels.

Strong growth in all major business segments with anti-virus and intrusion prevention solutions

Anti-virus and intrusion prevention revenues grew by 56% and were 18.8m in first six months. The split between the four business segments, corporate, service provider, consumer and wireless businesses, were as follows (revenue figures are approximate):

Corporate customer revenues represented 71% of the anti-virus and intrusion prevention revenues and were 13.5m during 1H04.The first half of 2004 was characterized by solid revenue growth of 27% compared to previous year. This was due to a successful launch of new products for the corporate market in late 2003, the "Be Sure" marketing campaign and the continuing acquisition of new channel partners, especially in Central and Western Europe. The amount of partners has nearly doubled in one year while the average value per partner has remained at previous levels.

The service provider business revenues (Security as a Service) represented 19% of the anti-virus and intrusion prevention revenues and were 3.6m in the first six months of 2004. The number of service subscriptions continued to show good growth and related revenues grew annually by 164%. The second quarter was the 13th consecutive quarter with sequential growth around 20% or better. The Group announced five new Service Provider partnerships during the quarter making the second quarter the best ever in acquiring new ISP partners.

The consumer segment represented 9% of the anti-virus and intrusion prevention revenues and was 1.7m during 1H04. Revenue growth has been rapid as this is a relatively new area to the Group. Q2 revenues grew 30% from Q1. A number of new consumer partners, increased web sales, and successes in media visibility through a long list of positive trade press reviews, all contributed to accelerate this business area.

Handheld and wireless security revenues represented less than 1% of the anti-virus and intrusion prevention business. As expected the business segment remains in solutions development phase. The first viruses for Symbian and Pocket PC were found around the end of the quarter signifying a milestone in the process of the birth of a market for mobile security solutions.

Competitive situation in the anti-virus and intrusion prevention business remained mostly unaltered. The Group has managed to increase market share in all major business segments in its key territories. Price levels have remained stable.

Key Customers and Partners

The key service provider partners, Deutsche Telekom in Germany and Wanadoo in France, continued to increase the business. The Group started to promote the Security as a Service offering actively in North America, and succeeded in signing Charter Communications (USA), one of the largest cable operators in North America. Other announcements included com.hem (Sweden), WEB.DE (Germany), C-MI Labs (UK) and Telephoenix (Switzerland). The total number of announced Service Provider partnerships was 26 at the end of the second quarter, an increase of 5 partners from Q1.

The T-TeleSec Server and Desktop Security, launched in March by T-Com, the fixed networks division of Deutsche Telekom, was well received in the German market. The offering contains anti-virus and intrusion prevention in one integrated solution for small and medium-sized companies based on the Group's products.

Product Leadership

The first half of 2004 marked the shift from "plain vanilla" anti-virus products to a broader approach to anti-virus and intrusion prevention. The F-Secure Anti-Virus Client Security product (for the enterprise market) and the F-Secure Internet Security 2004 (for the consumer market) continued to enjoy positive acclaim both by the customers and by the industry press and analysts. In Q2, the Group announced the F-Secure Anti-Virus Small Business Suite as a complete information security package for small and medium businesses.

A new version of the Group's ISP solution was shipped at the end of second quarter. This includes new anti-spam and parental control applications as well as improved versions of anti-virus and firewall.

Personnel and Organization

The Group's personnel numbered 288 at the end of the quarter (284 at the end of 1Q04).

The group has re-organized its operations in the US. The organization now focuses on sales through channel partners and through security service providers.

The Group's Executive Team consists of the following persons: Risto Siilasmaa (President and CEO), Kimmo Alkio (Chief Operating Officer), Travis Witteveen (Vice President, North America), Pirkka Palomäki (Vice President, Research and Development), Aki Mänttäri (Director, Human Resources) and Taneli Virtanen (Chief Financial Officer)

Financing

The Group's financial position remained strong. The Group's equity ratio on June 30, 2004, was 80 % (73% on June 30, 2003). Financial income was 0.5m for 1H04 (0.4m in 1H03).

Cash flow was 5.6m positive for the first six months. The liquid assets of the Group were 45.1m on June 30, 2004 (43.3m on March 31, 2004 and 35.3m on June 30, 2003).

The change in the USD-EUR exchange rate had a negative effect on 1H04 revenues and results.

Investments

In 1H04, the Group's investments were 0.5m (0.3m in 1H03). The investments consisted mainly of IT hardware and software.

Shares, Shareholders' Equity, and Option Programs

In April, a total of 1,030,843 F-Secure shares were subscribed for with the B warrants and 143,600 F-Secure shares with the C warrants attached to the F-Secure 1998 Warrant Plan. A total of 202,850 F Secure shares were subscribed for with the D warrants attached to the F Secure 1999 I Warrant Plan and a total of 3,839 F Secure shares were subscribed for with the 2001B warrants attached to the F Secure 1999 II Warrant Plan. A total of 1,381,132 new shares were entered into the Trade Register. The corresponding increase in the share capital was EUR 13,811.32. As a result of the increase, the share capital of F-Secure increased to EUR 1,481,920.46 and the total number of shares to 148,192,046. F-Secure received as additional shareholders' equity a total of EUR 243,034.21.

In June, A total of 16,500 F-Secure shares were subscribed for with the C warrants attached to the F-Secure 1998 Warrant Plan. A total of 27,982 F Secure shares were subscribed for with the 2001B warrants, with the 2001D warrants and with the 2002C warrants attached to the F Secure 1999 II Warrant Plan. A total of 6,000 F Secure shares were subscribed for with the 2001D warrants attached to the F Secure 1999 III Warrant Plan. In total the number of shares was increased by 50,482. The corresponding increase in the share capital, in total EUR 504.82 was registered in the Finnish Trade Register on June 10, 2004. F Secure received as additional shareholders' equity a total of EUR 27,160.17.

As a result of the increases, the share capital of F-Secure currently is EUR 1,482,425.28 and the total number of shares is 148,242,528. The corresponding number of shares fully diluted would be 163,185,050, including all stock option programs.

IAS/IFRS Reporting
F-Secure plans to publish Financial Statements in accordance with the IAS/IFRS for 2005. The preparations have progressed according to plan. During 2004, the Group will produce comparison data according to IAS/IFRS for 2005.

The major IFRS changes are related to the possible capitalizing of the product development and to the costs of granted options. Currently, all product research and development are expensed immediately.

Corporate Governance
F-Secure complies with the Corporate Governance recommendations for public listed companies published in December 2003 by HEX Plc, the Central Chamber of Commerce of Finland and the Confederation of Finnish Industry and Employers as explained on company's web pages.

Future Outlook
The Group's key goal is to continue to grow the anti-virus and intrusion prevention (content security) business faster than the industry. The current focus in the corporate segment is on Europe, the Group's home market. The Security as a Service business and web sales (e-Store) will have a global focus. Marketing campaigns will continue to promote the importance of all-encompassing content security and underline the richness of the Group's offering in that field.

The visibility in mobile security business is improving towards the end of 2004 through increased operator awareness in mobile security issues. Strong growth in all other areas of anti-virus and intrusion prevention (content security) is expected to continue. The encryption business is expected to continue its decline from 2003 levels.

The management expects a clear improvement in EBIT for the full year 2004 compared to 2003. 3Q04 total revenues are estimated to be around 11m, with an error margin of +-10%. That would result the growth of 30-40% in anti-virus and intrusion prevention revenues. The estimates are based on the sales pipeline at the time of publishing, existing subscriptions and support contracts, previous experience on the impact of the summer holiday season in Europe and a EUR/USD exchange rate of 1.20. The fourth quarter is expected to be the strongest as in previous years.

The Group is currently prioritizing growth before earnings and it will maintain the increased level of activities in sales and marketing and also gradually increase the research and development budget by launching new projects expanding the Group's offering to service providers and facilities management companies. Fixed costs are estimated to be around 9.5 million euros in Q3.

Key figures (unaudited):

Euro million

Income statement	2004 4-6	2003 4-6	2004 1-6	2003 1-6	Chge %	2003 1-12
Revenues	11.7	9.1	22.2	18.1	23	39.0
Cost of revenues	1.0	1.1	1.8	2.0	-11	4.4
Gross margin	10.7	8.0	20.4	16.1	27	34.6
Sales and marketing*	6.0	5.6	12.0	11.0	9	22.3
Research and development*	2.6	2.3	5.1	4.6	11	9.0

Administration*	0.6	0.7	1.3	1.4	-3	2.6
Other operating income	0.2	0.2	0.4	0.3		0.9
Operating result	1.7	-0.4	2.5	-0.6		1.5
Financial income and expenses	0.1	0.2	0.5	0.4		1.1
Profit (loss) before extraordinary items	1.8	-0.2	3.0	-0.2		2.7
Extraordinary items +/-**	-	-	-	-		1.7
Result before taxes	1.8	-0.2	3.0	-0.2		4.3
Income taxes	-0.1	-0.0	-0.2	-0.1		-1.2
Result for the period	1.6	-0.2	2.8	-0.2		3.2

*The stock option related social security expenses have had no effect.
**The effect of the change in accounting method relevant to IFRS in mandatory provision for the social security expenses have been recorded as an extraordinary item.

BALANCE SHEET

ASSETS	30/6/2004	30/6/2003	31/12/2003
Intangible assets	0.8	1.1	0.9
Tangible assets	1.4	1.3	1.2
Investments	0.1	0.2	0.1
Short-term receivables	10.5	11.5	12.2
Cash and bank accounts	45.1	35.3	39.5
Total	57.9	49.3	53.9

LIABILITIES AND SHAREHOLDERS' EQUITY	30/6/2004	30/6/2003	31/12/2003
Total shareholders' equity	33.3	26.7	30.2
Mandatory provisions	0.1	1.9	0.2
Deferred revenues	16.5	12.8	15.2
Other current liabilities	8.0	8.0	8.3
Total	57.9	49.3	53.9

Cash flow statement	30/6/2004	30/6/2003	31/12/2003
Cash flow from operations	5.7	1.2	5.8
Cash flow from investments	-0.4	-0.3	-0.7
Cash flow from financing activities	0.3	0.1	0.3
Change in cash	5.6	1.0	5.3
Cash and bank at 1 Jan	39.6	34.2	34.2
Cash and bank at 30 Jun	45.1	35.3	39.5

Key ratios	2004 6 m	2003 6 m	2003 12 m
Operating result, % of revenues	11.0	-3.3	3.9
ROI, %	19.5	1.3	11.5
ROE, %	17.6	-1.8	7.0
Equity ratio, %	80.4	73.1	78.1
Debt-to-equity ratio, %	-135.4	-132.1	-130.7
Earnings per share (EUR)	0.02	-0.00	0.01
Earnings per share diluted	0.02	x)	0.01
Shareholders' equity per share, e	0.22	0.18	0.21
P/E ratio	78.4	-	97.1
Investments (Meuro)	0.5	0.3	0.6
Contingent liabilities (Me)*	15.7	16.7	15.4
Personnel, average	285	304	295
Personnel, Dec 31	288	303	283

x) Not given, as the effect of dilution would improve the figure

* Includes the lease responsibility for the facilities at Helsinki High Tech Center

Quarterly development

	1/03	2/03	3/03	4/03	1/04	2/04
Revenues	9.1	9.1	10.1	10.8	10.5	11.7
Cost of revenues	1.0	1.1	1.3	1.1	0.8	1.0
Gross margin	8.1	8.0	8.8	9.7	9.7	10.7
Sales and marketing	5.5	5.6	5.3	6.0	6.0	6.0
Research and development	2.3	2.3	2.1	2.3	2.4	2.6
Administration	0.7	0.7	0.6	0.6	0.7	0.6
Other operating income	0.1	0.2	0.1	0.5	0.2	0.2
Operating result	-0.2	-0.4	0.8	1.3	0.8	1.7
Financial income and expenses	0.2	0.2	0.2	0.5	0.4	0.1
Profit (Loss) before extraordinary items	0.0	-0.2	1.1	1.8	1.2	1.8

Financial Reporting

A press and analyst conference will be arranged today, August 3, at 11 am Finnish time at the Group's Headquarters, Tammasaarenkatu 7, Helsinki. A conference call for international investors and analysts will be arranged at 1530 Finnish time (1430 CET, 1.30 pm UK time). Instructions can be found at http://www.europe.f-secure.com/investor-relations/

Quarterly report for Q3 2004 will be published on October 26 (Q3). A Stock Exchange bulletin will be sent at 9 am Finnish time to the Helsinki Exchanges, a press and analyst conference will be arranged at 11 am Finnish time in Helsinki, and an international conference call will be arranged in the afternoon. Full details will be provided later on the Group's web site.

F-Secure Corporation

Board of Directors

Additional information:

F-Secure Corporation
Risto Siilasmaa, President and CEO tel.358 9 2520 5510
Taneli Virtanen, CFO tel.358 9 2520 5655

http://www.F-Secure.com

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.f-secure.com

F-SECURE®

FOR RELEASE June 29, 2004

Swiss Internet service provider Telephoenix launches anti-virus e-service in co-operation with F-Secure

First Swiss Internet service provider to offer customers virus protection as an e-service

Zurich/Munich, June 29, 2004 – Telephoenix launches virus protection as an e-service for consumer and corporate customers. As the first Internet Service Provider (ISP) in Switzerland, Telephoenix will provide a downloadable anti-virus solution as a subscription service. 'Safenet Anti Virus', for which F-Secure is providing the antivirus technology and up-date service, can be comfortably downloaded from www.telephoenix.ch. As 'Safenet Anti Virus' will only be distributed online, it can be offered at an attractive price. Users will be charged only for the service they have subscribed to.

The threat to digital communications through rapidly multiplying viruses and worms is steadily increasing. The viruses not only spread out via e-mails, but they also use security gaps in the software to gain access to local PCs. Under the slogan "the safe way to the Internet" Telephoenix AG offers customers since 2004 an all round care-free package for their system and data security.

Telephoenix provides customers with a secure dial-in platform which is protected by a firewall against data theft and hackers. With the new 'Safenet Anti Virus' service, Telephoenix is expanding its portfolio for consumer and corporate customers by a professional virus protection software for local PCs. After the download daily anti-virus updates and software updates for acute virus threats are automatically installed via the Internet. 'Safenet Anti Virus' is based on the proven F-Secure Antivirus software, which has been internationally recognized for its superior virus recognition technology, proven speed of response to new threats and user friendliness.

"Virus protection and computer security is a basic prerequisite for every PC due to their continuously increasing importance. In F-Secure we have found a cooperation partner whose security products have been utilized worldwide by more than 20 ISPs, including Deutsche Telekom, Germany and Wanadoo, France," Urs Loeliger, Telephoenix AG partner comments. "We believe that the new Safenet Anti Virus solution together with the new Windows XP from Microsoft will offer the best possible protection from threats from the Internet." Safenet Anti Virus supports Windows XP, 2000, NT and 95/98.

About F-Secure

F-Secure Corporation protects individuals and businesses against computer viruses and other threats coming through the Internet or mobile networks. Our award-winning solutions include antivirus, desktop firewall with intrusion prevention and network encryption. Our key strength is the speed of response to new threats. For businesses our solutions feature centralized management. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since 1999. We have our headquarters in Helsinki, Finland, and offices in USA, France, Germany, Sweden, the United Kingdom and Japan. F-Secure is supported by a global ecosystem of value added resellers and distributors in over 50 countries. F-Secure protection is also available through major Internet Service Providers, such as Deutsche Telekom and France Telecom.

For more information, please contact:

F-Secure GmbH
Sandra Proske
Public Relations Manager
Hofmannstr. 7
81379 München
Tel: +49 89 787 467 22
Fax: +49 89 787 467 99
E-mail: sandra.proske@f-secure.com

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.f-secure.com

F-SECURE®

FOR RELEASE June 29, 2004

F-Secure introduces antivirus product for Citrix MetaFrame

F-Secure has today released a new product, F-Secure Anti-Virus for Citrix Servers, targeted for corporations using Citrix MetaFrame and Microsoft Terminal Server products. Citrix MetaFrame solutions enable businesses to improve their productivity by providing easy access to information and applications regardless of time, place and access device. F-Secure Anti-Virus for Citrix Servers ensures business continuity without disruptions caused by viruses and other malicious content.

"F-Secure has been proven to be one of the fastest antivirus companies to provide virus definition updates for fast-spreading virus epidemics," said Petri Ulmanen, Channels Manager, Citrix Systems Finland. "We are confident that F-Secure will bring significant value to our mutual customers who appreciate savings in IT without productivity losses caused by viruses."

F-Secure Anti-Virus for Citrix Servers works automatically and transparently to the end-users updating virus definitions multiple times per day to strike down fast-spreading virus outbreaks. The product is centrally managed with F-Secure Policy Manager, which also provides reports of the antivirus protection status at the servers.

F-Secure is also a member of the Citrix Business Alliance™, which is a growing coalition of companies that are working with Citrix solutions to provide effective, server-based enterprise computing solutions. As a member F-Secure is granted access to Citrix products, new business opportunities with other Citrix solution providers and technical support to ensure solution compatibility with the Citrix MetaFrame Access Suite. The product also supports Microsoft Terminal Server installations.

F-Secure Anti-Virus for Citrix Servers has a flexible, user-based licensing model. The price for example, for a 200 user license is 24,30 EUR per user.

F-Secure Anti-Virus for Citrix Servers has been localized into English, German, French, Finnish, Chinese, Greek, Spanish, Hungarian, Italian, Japanese, Korean, Swedish and Czech languages.

About F-Secure

F-Secure Corporation protects individuals and businesses against computer viruses and other threats coming through the Internet or mobile networks. Our award-winning solutions include antivirus, desktop firewall with intrusion prevention and network encryption. Our key strength is the speed of response to new threats. For businesses our solutions feature centralized management. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since 1999. We have our headquarters in Helsinki, Finland, and offices in USA, France, Germany, Sweden, the United Kingdom and Japan. F-Secure is supported by a global ecosystem of value added resellers and distributors in over 50 countries. F-Secure protection is also available through major Internet Service Providers, such as Deutsche Telekom and France Telecom.

For more information, please contact:

F-Secure Corporation
Ms. Sari Lindroos, Product Manager
PL 24
FIN-00181 Helsinki
Tel +358 9 2520 5623
Fax. +358 9 2520 5001

http://www.f-secure.com/